July 24, 2025

Mary Griffin Cummings
Executive Vice President and General Counsel
PEOPLES FINANCIAL SERVICES CORP.
102 E. Drinker Street
Dunmore, PA 18512

       Re: PEOPLES FINANCIAL SERVICES CORP.
           Form S-4 filed July 18, 2025
           File No. 333-288783
Dear Mary Griffin Cummings:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance